EXHIBIT A

Applicable Series of the Trust

1.	Potomac Managed Volatility Fund
2.	Potomac Tactical Rotation Fund
3.	Potomac Tactical Opportunities Fund
4.	Potomac Defensive Bull Fund
5.	Potomac Tactically Passive Fund